

02006827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 31441

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilmington Brokerage Services Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Market Street, Rodney Square North
(No. and Street)

Wilmington	Delaware	19890
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Harmon (302) 651-1316
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

1600 Market Street	Philadelphia	Pennsylvania	19103-7279
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH. D.C.
354
SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James S. Gandolfo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Brokerage Services Company, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

AUDREY M. SMITH
NOTARY PUBLIC-DELAWARE
My Commission Expires Feb. 17, 2003

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls.
- x (p) Reconciliation with Focus Computation of Net Capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplemental Information

Wilmington Brokerage Services Company

Year ended December 31, 2001
With Report and Supplementary
Report of Independent Auditors

Wilmington Brokerage Services Company

Financial Statements and
Supplemental Information

Year ended December 31, 2001

Contents



1600 Market Street
Philadelphia, PA 19103-7212

Independent Auditors' Report

Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Services Company (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2002



Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	594,413
Securities owned:		
Marketable, at market value		10,028,421
Commissions receivable		334,316
Receivable from Wilmington Trust Company		153,223
Furniture, equipment, and improvements, at cost, less accumulated depreciation and amortization of $697,197		295,238
Total assets	$	11,405,611
Liabilities and stockholder's equity		
Payable to Wilmington Trust Company	$	156,779
Accounts payable		20,072
Income taxes payable to Wilmington Trust Company		1,375,806
Other liabilities		87,434
Total liabilities		1,640,091
Common stock, no par, 100 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,440,615
Retained earnings		8,299,905
Total stockholder's equity		9,765,520
Total liabilities and stockholder's equity	$	11,405,611

See notes to the financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2001

Revenues:		
Brokerage commissions	$	5,902,921
Mutual fund commissions		2,115,849
Interest and dividends		340,460
Principal transactions		(10,255)
Other		551,280
Total revenues		8,900,255
Expenses:		
Employee compensation and benefits		2,793,744
Clearing fees		742,796
Telephone and communications		215,108
Occupancy and other support		876,073
Filing and handling fees		234,835
Other		272,126
Total expenses		5,134,682
Income before income taxes		3,765,573
Provision for income taxes		1,395,786
Net income	$	2,369,787

See notes to the financial statements.

Wilmington Brokerage Services Company

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2001	100	$ 25,000	$ 1,440,615	$ 5,930,118	$ 7,395,733
Net income				2,369,787	2,369,787
Balance, December 31, 2001	100	$ 25,000	$ 1,440,615	$ 8,299,905	$ 9,765,520

See notes to financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	2,369,787
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		180,333
Changes in operating assets and liabilities:		
Increase in securities owned		(2,579,593)
Increase in commissions receivable		(139,796)
Increase in receivable from Wilmington Trust Company		(137,293)
Decrease in payable to Wilmington Trust Company		(632)
Increase in accounts payable and other liabilities		102,525
Increase in income taxes payable to Wilmington Trust Company		463,499
Net cash provided by operating activities		258,830
Cash flows from investing activities:		
Purchases of furniture, equipment and improvements		(6,930)
Net cash used in investing activities		(6,930)
Net increase in cash		251,900
Cash, beginning of year		342,513
Cash, end of year	$	594,413
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid to Wilmington Trust Company	$	932,287

See notes to the financial statements.

Wilmington Brokerage Services Company

Notes to Financial Statements

December 31, 2001

NOTE 1 – ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Security transactions are cleared through National Financial Services Corporation (the Clearing Broker). Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets ranging from 3 years to 39 years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned
At December 31, 2001, the Company owned securities in the Wilmington Municipal Bond Fund, an affiliate of WTC, which is carried at market value with unrealized gains and losses reflected in principal transactions. The Company also holds a U.S. Treasury Bill that matures February 28, 2002. This investment is carried at cost, which approximates market.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments
The carrying amount of all assets and liabilities, other than furniture, equipment and improvements, in the Statement of Financial Condition, approximates their fair value.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income tax return filed by the Corporation. Income tax expense at December 31, 2001 represents the current and deferred expense of $1,395,786. The amount payable to WTC for income taxes at December 31, 2001 was $1,375,806.

The difference between income tax at the statutory rate and income tax expense included in the statement of income is due to a difference related to tax exempt interest of ($41,413) and the impact of state taxes (net of the federal benefit) of $119,248. The Company has a deferred tax liability of $22,437 at December 31, 2001.

NOTE 4 – FURNITURE, EQUIPMENT, AND IMPROVEMENTS

A summary of furniture, equipment and improvements at December 31, 2001 follows:

Improvements	$	218,742
Furniture and equipment		773,693
		992,435
Accumulated depreciation		697,197
Furniture, equipment and improvements, net	$	295,238

NOTE 4 – FURNITURE, EQUIPMENT, AND IMPROVEMENTS (continued)

Depreciation expense was $180,333 for 2001.

NOTE 5 -- RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Financial Services Department of WTC. In 2001, the Company recorded net brokerage commissions in the amount of $858,789 for these activities. In 2001, the Company paid the Personal Banking Department of WTC $534,249 to support Personal Investment representatives at branch sites which is included in "Occupancy and other support" in the Statement of Income.

During 2001, the Company incurred rental expense of $69,701 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

Included in securities owned at December 31, 2001 is an investment of $2,899,870 in the Wilmington Municipal Bond Institutional Fund whose investment adviser is Rodney Square Management Corporation and custodian is Wilmington Trust Company.

NOTE 6 -- EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. In 2001 the Company's contributions amounted to $53,709.

Wilmington Brokerage Services Company

Notes to Financial Statements

December 31, 2001

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had "net capital" of $8,621,868, which was $8,371,868 in excess of its required minimum net capital of $250,000 for regulatory purposes. The Company maintains a minimum net capital of $250,000 for purposes of rule 15c3-1, in part, as a result of its Clearing Agreement. The Company's ratio of aggregate indebtedness to net capital was .19 to 1 under its rule 15c3-1 method. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through the Clearing Broker that is a member of the New York Stock Exchange, Inc. (the NYSE) pursuant to a clearing agreement (the Agreement). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition are amounts due from this Clearing Broker.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2001, accounts owed to the clearing broker by these customers were adequately collateralized by securities owned by the customers.

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2001

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 9,765,520
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		9,765,520
Additions		-
Total capital and allowable subordinated liabilities		9,765,520
A. Total non-allowable assets		
1. Other assets	337,426	
2. Fixed assets, net	295,238	(632,664)
B. Deductible for Fidelity bonding		(250,000)
Net capital before haircuts on securities positions		8,882,856
Haircuts on securities		(260,988)
Net capital		$ 8,621,868
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 156,779
Accounts payable and other liabilities		107,506
Income taxes payable to Wilmington Trust Company		1,375,806
Total aggregate indebtedness		1,640,091
Percentage of aggregate indebtedness to net capital		19%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		109,338
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $1,174,691 or $250,000)		250,000
Excess net capital		$ 8,371,868
Excess net capital at 1000%		$ 8,457,859

Wilmington Brokerage Services

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2001

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$	8,708,836
Other Items:		
Unrecorded accounts payable to Wilmington Trust Corporation		(140,000)
Adjustment to income taxes payable to Wilmington Trust Corporation		53,032
Net Capital as shown on page 10.	$	8,621,868

Wilmington Brokerage Services

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).



1600 Market Street
Philadelphia, PA 19103-7212

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements and supplemental information of Wilmington Brokerage Services Company (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2002